Exhibit (a)(5)(G)

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

:
:
STEPHEN BUSHANSKY,	: Case No. ‘20CV1933 BEN AHG
Plaintiff,	:
:
: COMPLAINT FOR VIOLATIONS OF
v.	: THE FEDERAL SECURITIES LAWS

AKCEA THERAPEUTICS, INC., DAMIEN	: JURY TRIAL DEMANDED
MCDEVITT, B. LYNNE PARSHALL,	:
ELAINE HOCHBERG, JOSEPH KLEIN, III,	:
AMBER SALZMAN, SANDFORD D.	:
SMITH, MICHAEL J. YANG, and	:
BARBARA YANNI,	:
Defendants.	:
:

Plaintiff Stephen Bushansky (“Plaintiff”), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is an action brought by Plaintiff against Akcea Therapeutics, Inc. (“Akcea” or the “Company”) and the members of its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78t(a), and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Akcea will be acquired by Ionis Pharmaceuticals, Inc. (“Ionis”), through Ionis’s wholly-owned subsidiary Avalanche Merger Sub, Inc. (“Purchaser”) (the “Proposed Transaction”).

2. On August 31, 2020, Akcea and Ionis issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated August 30, 2020 to sell Akcea to Ionis. Under the terms of the Merger Agreement, Ionis will acquire all of the outstanding shares of Akcea common stock it does not already own for $18.15 in cash per share of Akcea common stock (the “Offer Price”). Pursuant to the Merger Agreement, Purchaser commenced the Tender Offer on September 14, 2020. The Tender Offer is scheduled to expire at one minute after 11:59 p.m., Eastern Time, on October 9, 2020. The Proposed Transaction is valued at approximately $500 million.

3. On September 14, 2020, Akcea filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that Akcea stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) Akcea management’s financial projections, relied upon by the special committee of the Board’s (“Affiliate Transactions Committee”) financial advisor, Cowen and Company, LLC (“Cowen”), in its financial analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Cowen; (iii) the background of the Proposed Transaction; and (iv) Company insiders’ and Cowen’s potential conflicts of interest. Defendants authorized the issuance of the false and misleading Recommendation Statement in violation of Sections 14(e) and 20(a) of the Exchange Act.

4. In short, the Proposed Transaction will unlawfully divest Akcea’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(e) and 20(a) of the Exchange Act pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Akcea is incorporated in Delaware and maintains and operates an office in Carlsbad, California. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Akcea.

9. Defendant Akcea is a Delaware corporation with its principal executive offices located at 22 Boston Wharf Road, 9th Floor, Boston, Massachusetts 02210 and an office located at 2855 Gazelle Court, Carlsbad, California 92010. Akcea is a biopharmaceutical company focused on developing and commercializing medicines to treat patients with serious and rare diseases. Akcea’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “AKCA.”

10. Defendant Damien McDevitt (“McDevitt”) serves as the Company’s Chief Executive Officer (“CEO”) and has been a director of the Company since October 2018. From June 2018 to September 2019, defendant McDevitt served as Chief Business Officer (“CBO”) of Ionis.

11. Defendant B. Lynne Parshall (“Parshall”) has served as Chair of the Board since December 2019 and as a director of the Company since January 2015. Defendant Parshall has also served as a director of Ionis since September 2000 and as Senior Strategic Advisor to Ionis since January 2018. Defendant Parshall previously served as Ionis’s Chief Operating Officer (“COO”) from December 2007 to January 2018 and as Ionis’s Chief Financial Officer (“CFO”) from June 1994 to December 2012.

12. Defendant Elaine Hochberg (“Hochberg”) has been a director of the Company since March 2017.

13. Defendant Joseph Klein, III (“Klein”) has been a director of the Company since September 2019. Defendant Klein has also served as a director of Ionis since December 2005.

14. Defendant Amber Salzman (“Salzman”) has been a director of the Company since February 2020.

15. Defendant Sandford D. Smith (“Smith”) has been a director of the Company since March 2017.

16. Defendant Michael J. Yang (“Yang”) has been a director of the Company since September 2019.

17. Defendant Barbara Yanni (“Yanni”) has been a director of the Company since December 2019.

18. Defendants identified in paragraphs 10 to 17 are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

19. Ionis is a Delaware corporation with its principal executive offices located at 2855 Gazelle Court, Carlsbad, California 92010. A leader in ribonucleic acid (“RNA”)-targeted drug discovery and development, Ionis has created a drug discovery platform called antisense technology that can treat diseases where other therapeutic approaches have proven ineffective. As of September 8, 2020, Ionis and its affiliates collectively owned approximately 76% of Akcea’s outstanding shares. Ionis’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “IONS.”

20. Purchaser is a Delaware corporation and wholly owned subsidiary of Parent.

SUBSTANTIVE ALLEGATIONS

Company Background

21. Akcea is a commercial stage biopharmaceutical company developing and commercializing transformative medicines to treat patients with serious and rare diseases. In December 2014, Ionis formed the Company as a wholly owned subsidiary. The Company remained wholly owned by Ionis until July 19, 2017 when the Company completed its initial public offering (“IPO”).

22. The Company has a large and advancing pipeline of medicines in late-stage development and medicines on the market. Akcea is focused on commercializing approved therapies TEGSEDI and WAYLIVRA.

23. TEGSEDI is indicated to treat adults with the polyneuropathy caused by hereditary transthyretin-mediated amyloidosis (“hATTR amyloidosis”) and has been approved and launched in the United States, European Union, and Canada as well as approved in Brazil.

24. WAYLIVRA is indicated as an adjunct to diet to treat adult patients with genetically confirmed familial chylomicronemia syndrome (“FCS”) who are at high risk for pancreatitis, for whom response to diet and triglyceride lowering therapy has been inadequate. WAYLIVRA has been approved and launched in the E.U.

25. The Company is also advancing a mature pipeline of novel medicines with the potential to treat multiple diseases, including two medicines in Phase 3 clinical trials, AKCEA- APO(a)-LRx which is partnered with Novartis Pharma AG, and AKCEA-TTR-LRx. Akcea also has two additional medicines that have each completed a Phase 2 study: AKCEA-ANGPTL3-LRx, which is partnered with Pfizer, Inc., and AKCEA-APOCIII-LRx.

26. Upon the closing of the Company’s IPO, Ionis received (i) 28,884,540 shares upon the conversion of Series A preferred stock of the Company acquired by Ionis prior to the IPO and (ii) 13,438,339 shares in satisfaction of the Company’s obligations to Ionis pursuant to a Senior Unsecured Line of Credit Agreement, dated as of January 18, 2017, by and between the Company and Ionis. Ionis also purchased 3,125,000 shares in the IPO at a purchase price of $8.00 per Share. Ionis subsequently received significant shares in the Company through a series of license agreements and collaborations with Akcea. As of September 8, 2020, Ionis and its affiliates collectively beneficially owned 77,094,682 shares, representing approximately 76% of the Company’s outstanding shares.

27. All of Akcea’s medicines are based on Ionis’ antisense technology platform. The Company’s medicines in development use Ionis’s advanced LIgand Conjugated Antisense (“LICA”) technology, which enhances the effective uptake and activity of these medicines in particular tissues.

28. On May 5, 2020, the Company announced its first quarter 2020 financial results and key highlights, including revenue from sales of TEGSEDI and WAYLIVRA of $15 million during the quarter, compared to $7 million for the first quarter of 2019. Reflecting on the Company’s results, defendant McDevitt commented:

This has been an exciting quarter with significant progress made across the company. With the two positive data readouts for AKCEA-ANGPTL3-LRx, which we are now referring to as vupanorsen, and AKCEA-APOCIII-LRx, and additions to our leadership team and board of directors, we have a solid foundation for the future. We are focused on the development and commercialization of medicines for serious and rare diseases, and are committed to bringing products to the rare disease patient community by utilizing a range of solutions to ensure the broadest reach. We generated $15 million in product sales from TEGSEDI and WAYLIVRA in the first quarter, as we continue to expand the number of countries where our products are commercially available, and ended the quarter with $421 million in cash, cash equivalents and short-term investments, putting us in a very strong position to execute on our strategic priorities in 2020 and beyond.

29. On August 4, 2020, the Company announced its second quarter 2020 financial results and key highlights, including total product sales of $16 million, maintaining consistent quarter over quarter sales growth. Akcea CFO Michael Price commented on the Company’s progress, stating:

In the second quarter, we achieved commercial product revenues of $16 million from TEGSEDI and WAYLIVRA, an increase of 66% from the prior year quarter, and an increase of 8% from the first quarter 2020. We remain well capitalized with $390 million in cash and short-term investments as of the end of June, putting us in a strong financial position to execute on our strategic priorities going forward.

The Proposed Transaction

30. On August 31, 2020, Akcea and Ionis issued a joint press release announcing the Proposed Transaction. The press release states, in relevant part:

CARLSBAD, Calif. and BOSTON, Aug. 31, 2020 -- Ionis Pharmaceuticals, Inc. (NASDAQ: IONS) and its affiliate Akcea Therapeutics, Inc. (NASDAQ: AKCA) today announced that they have entered into a definitive agreement under which Ionis will acquire all of the outstanding shares of Akcea common stock it does not already own, approximately 24%, for $18.15 per share in cash. This corresponds to a total transaction value of approximately $500 million on a fully diluted basis. The transaction has been approved by the Ionis and Akcea Boards of Directors, and by the independent Affiliate Transactions Committee of Akcea’s Board of Directors. Akcea’s Board of Directors has recommended to shareholders of Akcea that they tender their shares into the tender offer.

“This acquisition is another step forward in Ionis’ evolution and creates a stronger, more efficient organization to the benefit of all stakeholders,” said Brett Monia, Chief Executive Officer of Ionis. “We believe becoming one company – with one vision and one set of strategic priorities, led by one team – will deliver significant strategic value, enhancing the future success of our company, accelerating our next phase of growth and positioning us to most effectively deliver our medicines to patients. Following the completion of the transaction, Ionis will retain more value from Akcea’s rich pipeline and commercial products, further strengthening our financial position and supporting continued investments in our future.”

“Akcea values the skills, experience and expertise of our teams and I am proud of what we’ve accomplished in developing and delivering transformational medicines to patients,” said Damien McDevitt, Chief Executive Officer of Akcea. “This acquisition by Ionis is a testament to the achievements of the Akcea team.”

“This transaction delivers immediate and certain value with a premium to Akcea shareholders,” said Barbara Yanni, Chair of the Akcea Affiliate Transactions Committee. “Our close collaboration with Ionis has been key to enabling the launch of two commercial antisense medicines in just two years as well as advancing a late- stage pipeline and securing important partnerships.”

SIGNIFICANT FINANCIAL BENEFITS

This transaction also further strengthens Ionis’ financial position:

•	Ionis will realize more financial upside from Akcea’s rich pipeline and commercial products.

•

Ionis will gain full access to Akcea’s significant cash on hand of approximately $390 million as of June 30, 2020 and future cash flows to further invest in the Company’s future and further support Ionis’ capital allocation strategy.

•	Ionis will achieve meaningful cost synergies.

TERMS OF THE AGREEMENT

Under the terms of the agreement, Ionis will commence a tender offer for all outstanding shares of Akcea common stock not already owned by Ionis at a price of $18.15 per share in cash. The closing of the tender offer will be subject to a majority of Akcea’s shares not already owned by Ionis, its affiliates or their respective directors and executive officers being tendered in the tender offer.

Promptly following the completion of the tender offer, Ionis will acquire all remaining shares of Akcea common stock at the same price of $18.15 per share in cash through a second-step merger. Ionis and Akcea expect to complete the transaction in the fourth quarter of 2020, subject to other customary closing conditions.

Ionis expects to fund the acquisition through existing cash resources. The transaction is not subject to any financing condition.

Insiders’ Interests in the Proposed Transaction

28. Akcea insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Akcea.

29. For example, upon consummation of the Proposed Transaction, all vested and unvested Company in the money options and restricted stock units (“RSU”) will be converted into the right to receive cash payments, as set forth in the following table:

	Shares Underlying Verted Company Options (#)	Weighted Average Exercise Price ($)	.Aggregate Vested Company Option Payment ($)(1)	Shares Underlying Unvested Company Options (#)	Weighted Average Exercise Price ($)	Aggregate Unvested Company Option Payment ($)(1)	Company RSU’s (#)	.Aggregate Company RSUs Payment ($)(2)	Total Equity Award Consideration ($)
Executive Officers:
Damien McDevitt	—	—	—	720,000	18.15	1,724,800	235,000	4,265,250	5,990,050
William T. Andrews	—	—	—	250,000	13.29	1,215,000	37,500	680,625	1,895,625
Alex G. Howarth	—	—	—	334,200	17.41	247,338	66,800	1,212,420	1,459,758
Kyle Jenne	155,052	16.56	671,665	174,059	19.43	412,440	50,583	918,081	2,002,186
Joshua Patterson	41,666	28.85	—	57,084	24.16	56,375	25,515	463,097	519,472
Michael D. Price	—	—	—	300,000	14.78	1,011,000	50,000	907,500	1,918,500
Directors:
B. Lynne Parshall	48,508	22.29	—	83,692	20.45	53,064	—	—	53,064
Elaine Hochberg	59,428	15.87	235,390	72,609	18.55	131,525	—	—	366,915
Joseph Klein. III	—	—	—	79,400	20.36	53,064	—	—	53,064
Amber Salzman	—	—	—	79,400	17.34	64,194	—	—	64,194
Sandford D. Smith	59,428	15.87	235.390	72,609	18.55	131,525	—	—	366,915
Michael J. Yang	—	—	—	79,400	20.36	53,064	—	—	53,064
Barbara Yanni	—	—	—	79,400	18.25	53,064	—	—	53,064

30. Moreover, according to the Merger Agreement, certain Company employees may receive cash-based bonuses in an aggregate amount of not more than $5,000,000.

31. In addition, if they are terminated in connection with the Proposed Transaction, Akcea’s named executive officers will receive substantial cash severance payments in the form of golden parachute compensation as set forth in the following table:

Name	Cash ($)(1)	Equitv ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Damien McDevitt	1,820,000	5,990,050	48,300	7,858,350
Alex G. Howarth	1,012,500	1,459,758	41,400	2,513,658
Kyle Jenne	990,000	2,002,186	41,400	3,033,586
Michael D. Price	1,012,500	1,918,500	41,400	2,972,400

The Recommendation Statement Contains Material Misstatements or Omissions

32. The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Akcea’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in the Proposed Transaction or seek appraisal.

33. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) Akcea management’s financial projections, relied upon by the Affiliate Transactions Committee’s financial advisor, Cowen, in its financial analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Cowen; (iii) the background of the Proposed Transaction; and (iv) Company insiders’ and Cowen’s potential conflicts of interest.

Material Omissions Concerning Akcea’s Financial Projections

34. The Recommendation Statement omits material information regarding the Company’s financial projections.

35. For example, the Recommendation Statement sets forth:

At a meeting held on May 28, 2020, the Company’s management presented to the Board certain financial projections for the Company for the fiscal years 2020-2029 (the “May Projections”) The May Projections were not adjusted for the probability of success of, among other things, obtaining regulatory approvals and meeting anticipated launch dates for the Company’s pipeline products, earning payments from partners, including royalties on such pipeline products, earning the target pricing of sales of approved products, or negotiating favorable profit sharing arrangements with respect to milestone income, royalties or other profits payable under licenses from Ionis for certain pipeline products.

* * *

In July and August of 2020, the Affiliate Transactions Committee, with the assistance of the Company’s management team and ClearView, developed long-range probability-adjusted financial projections (the “August Projections”) In contrast to the May Projections, the August Projections incorporated the latest assumptions on the development plans, cost and timing, as well as a current analysis of the competitive environment in the commercial forecasts of the Company’s product candidates. The August projections were also extended over a longer time period through to loss of exclusivity (as compared to the ten year forecast included in the May Projections). Furthermore, the August Projections were adjusted for the probability of success of, among other things, obtaining regulatory approvals and meeting anticipated launch dates for the Company’s pipeline products, earning payments from partners, including royalties on such pipeline products, earning the target pricing of sales of approved products, and negotiating favorable profit sharing arrangements with respect to milestone income, royalties or other profits payable under licenses from Ionis for certain pipeline products.

Id. at 40-41 (emphasis in original). The Recommendation Statement, however, fails to set forth: (i) quantifications of the latest assumptions on the development plans, cost and timing, and current analysis of the competitive environment in the commercial forecasts of the Company’s product candidates that were incorporated into the August Projections; and (ii) the non-probability of success adjusted August Projections, so Akcea stockholders can evaluate the financial impact the Company’s adjustments had on the August Projections, as compared to the May Projections that were not adjusted.

36. The Recommendation Statement also fails to disclose the U.S. Net Operating Loss Benefit forecasts of the Company for years 2020 through 2040.

37. The omission of this information renders the statements in the “Certain Prospective Financial Information” and “Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Cowen’s Financial Analyses

38. The Recommendation Statement describes Cowen’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Cowen’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Akcea’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Cowen’s fairness opinion in determining whether to tender their shares in the Proposed Transaction or seek appraisal.

39. With respect to Cowen’s Analysis of Selected Publicly Traded Companies and Analysis of Selected Transactions, the Recommendation Statement fails to disclose the individual multiples and financial metrics for each of the companies and transactions analyzed, respectively.

40. With respect to Cowen’s Net Present Value Analysis, the Recommendation Statement fails to disclose the quantification of the inputs and assumptions underlying the discount rate range of 11.0% to 13.0%.

41. The Recommendation Statement fails to disclose the Sum-of-the-Parts NPV Analysis (Probability-Adjusted) performed by Cowen, as well as the free cash flows for each of the Company’s products, product candidates, and other assets, underlying the analysis.

42. The Recommendation Statement fails to disclose the Illustrative NPV Sensitivity Analysis of the Company performed by Cowen.

43. The omission of this information renders the statements in the “Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” and “Certain Prospective Financial Information” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Background of the Proposed Transaction

44. The Recommendation Statement fails to disclose material information concerning the background process leading to the Proposed Transaction.

45. For example, the Recommendation Statement sets forth:

In April and May 2019, at the direction of the Board and management of the Company, representatives of Cowen contacted eleven potential counterparties regarding a strategic transaction. Two of these companies, each a large, multi-national pharmaceutical company, entered into confidential disclosure agreements with the Company, including a company referred to in this section as Party A.

Id. at 21. The Recommendation Statement, however, fails to disclose the terms of the confidential disclosure agreements Akcea entered into with the two potential counterparties, including whether the confidentiality agreements contained “don’t-ask, don’t-waive” (“DADW”) standstill provisions that are still in effect and currently precluding these parties from making a topping bid for the Company.

46. The failure to disclose the existence of DADW provisions, creates the false impression that either of the potential buyers who entered into confidentiality agreements could make a superior proposal for the Company. If those confidentiality agreements contain DADW provisions, then those potential buyers can only make a superior proposal by (i) breaching the confidentiality agreement— since in order to make the superior proposal, they would have to ask for a waiver, either directly or indirectly; or by (ii) being released from the agreement, which if action has been done, is omitted from the Recommendation Statement.

47. Any reasonable Akcea stockholder would deem the fact that the most likely topping bidders for the Company may be precluded from making a topping bid for the Company to significantly alter the total mix of information

48. With respect to the Affiliate Transactions Committee’s engagement of ClearView Healthcare Partners (“ClearView”), the Recommendation Statement fails to disclose the terms of the engagement, including the compensation payable to ClearView in connection with its engagement.

The Recommendation Statement further fails to disclose whether ClearView has performed any prior services for the Company or Ionis and, if so, the nature of those services and any fees ClearView has received in connection with such services.

49. Similarly, the Recommendation Statement sets forth:

On August 24, 2020, the Sub-Committee held a telephonic conference with Young Conaway. Thereafter, Young Conaway hired Analysis Group, Inc. (“Analysis Group”) as an expert to assist it with advising the Affiliate Transactions Committee on its assessment of the potential value of the New Delaware Litigation to the Company and its minority stockholders were the Affiliate Transactions Committee to reject the Ionis proposal. Over the course of the ensuing week, Ms. Yanni, as chairperson of the Affiliate Transactions Committee and a member of the Sub- Committee, Young Conaway and Analysis Group held several conference calls to discuss the progress of Young Conaway’s work.

Id. at 26 (emphasis in original). The Recommendation Statement, however, fails to disclose the terms of the engagement with Analysis Group, including the compensation payable to Analysis Group in connection with its engagement. The Recommendation Statement further fails to disclose whether Analysis Group has performed any prior services for the Company or Ionis and, if so, the nature of those services and any fees Analysis Group has received in connection with such services. Moreover, the Recommendation Statement fails to disclose whether the Affiliate Transactions Committee approved Young Conaway’s engagement of Analysis Group.

50. The Recommendation Statement also fails to disclose the potential value of the New Delaware Litigation that the Analysis Group, Young Conaway and the Affiliate Transactions Committee discussed.

51. Additionally, the Recommendation Statement fails to disclose whether the Affiliate Transactions Committee attempted to negotiate any consideration for the potential value of the New Delaware Litigation.

52. Moreover, the Recommendation Statement fails to disclose whether Cowen communicated to Ionis’s advisors, the Affiliate Transactions Committee’s directive to communicate to these advisors, that the Affiliate Transactions Committee was willing to pursue a signing if Ionis was willing to accept an offer price of $18.25 per share.

53. The omission of this information renders the statements in the “Background of the Offer and the Merger” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Company Insiders’ and Cowen’s Potential Conflicts of Interest

54. The Recommendation Statement omits material information regarding Company insiders’ potential conflicts of interest.

55. The Recommendation Statement sets forth:

It is possible that Akcea employees, including the executive officers, will enter into new compensation arrangements with Ionis or its subsidiaries (other than Akcea and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Ionis or retention awards. As of the date of this Schedule 14D-9, no such compensation arrangements have been established. Any such arrangements with Akcea’s employees are currently expected to be entered into after the completion of the Offer and the Merger, if at all.

Id. at 17. The Recommendation Statement fails to disclose the details of all employment and retention-related discussions and negotiations that occurred between Ionis and Akcea executive officers and directors, including who participated in all such communications, when they occurred and their content. The Recommendation Statement further fails to disclose whether any of Ionis’ proposals or indications of interest mentioned management retention.

56. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for Principia’s stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

57. Additionally, the Recommendation Statement omits material information regarding Cowen’s potential conflicts of interest.

58. The Recommendation Statement sets forth that “in the two years preceding the date of its opinion, Cowen did not perform any commercial or investment banking services for the Company, Ionis or any other party to the Merger Agreement for which Cowen received compensation.” Id. at

39. The Recommendation Statement fails, however, to disclose whether Cowen has performed any services for Ionis in the previous two years and, if so, the nature of such services.

59. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

60. The omission of this information renders the statements in the “Background of the Offer and the Merger” and “Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

61. The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other Akcea stockholders will be unable to make an informed decision whether to tender their shares in the Proposed Transaction or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations

of Section 14(e) of the Exchange Act

62. Plaintiff repeats all previous allegations as if set forth in full.

63. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer commenced in conjunction with the Proposed Transaction.

64. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender his shares pursuant to the Tender Offer commenced in conjunction with the Proposed Transaction.

65. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares.

COUNT II

Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

66. Plaintiff repeats all previous allegations as if set forth in full.

67. The Individual Defendants acted as controlling persons of Akcea within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Akcea and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

68. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

69. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

70. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

71. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Akcea, and against defendants, as follows:

A. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

D. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: September 29, 2020	WEISSLAW LLP

	By:	/s/ Joel E. Elkins

Joel E. Elkins

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

            -and-

Richard A. Acocelli

1500 Broadway, 16th Floor

New York, NY 10036

Telephone: 212/682-3025

Facsimile: 212/682-3010

Attorneys for Plaintiff

JS 44 (Rev. 06/17)

CIVIL COVER SHEET

I. (a) PLAINTIFFS
Stephen Bushansky

Attorneys *(If Known)*

'20CV1933 BEN AHG

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES *(Place an "X" in One Box for Plaintiff and One Box for Defendant)* *(For Diversity Cases Only)*

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

Click here for: Nature of Suit Code Descriptions.

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excludes Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury
- ☐ 362 Personal Injury - Medical Malpractice

PERSONAL INJURY
- ☐ 365 Personal Injury - Product Liability
- ☐ 367 Health Care/ Pharmaceutical Personal Injury Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

FORFEITURE/PENALTY
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Management Relations
- ☐ 740 Railway Labor Act
- ☐ 751 Family and Medical Leave Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Employee Retirement Income Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 835 Patent - Abbreviated New Drug Application
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 375 False Claims Act
- ☐ 376 Qui Tam (31 USC 3729(a))
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 893 Environmental Matters
- ☐ 895 Freedom of Information Act
- ☐ 896 Arbitration
- ☐ 899 Administrative Procedure Act/Review or Appeal of Agency Decision
- ☐ 950 Constitutionality of State Statutes

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

CIVIL RIGHTS
- ☐ 440 Other Civil Rights
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 448 Education

PRISONER PETITIONS

Habeas Corpus:
- ☐ 463 Alien Detainee
- ☐ 510 Motions to Vacate Sentence
- ☐ 530 General
- ☐ 535 Death Penalty

Other:
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition
- ☐ 560 Civil Detainee - Conditions of Confinement

V. ORIGIN *(Place an "X" in One Box Only)*

- ☒ 1 Original Proceeding
- ☐ 2 Removed from State Court
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transferred from Another District *(specify)*
- ☐ 6 Multidistrict Litigation - Transfer
- ☐ 8 Multidistrict Litigation - Direct File

VI. CAUSE OF ACTION

VII. REQUESTED IN COMPLAINT:

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE DOCKET NUMBER

DATE 09/29/2020

SIGNATURE OF ATTORNEY OF RECORD /s/ Joel E. Elkins

FOR OFFICE USE ONLY

RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE

Print Save As... Reset

JS 44 (Rev. 06/17) CIVIL COVER SHEET The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.) IStephen . (a) PLAINTIFFS Bushansky Akcea DEFENDANTS Therapeutics, Inc., Damien McDevitt, B. Lynne Parshall, Elaine Hochberg, Joseph Klein, III, Amber Salzman, Sandford D. Smith, Michael J. Yang, and Barbara Yanni (b) County of Residence of First Listed Plaintiff Bronx County, NY County of Residence of First Listed Defendant (EXCEPT IN U.S. PLAINTIFF CASES) (IN U.S. PLAINTIFF CASES ONLY) NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED. (c) Attorneys (Firm Name, Address, and Telephone Number) Attorneys (If Known) Joel E. Elkins, WeissLaw LLP 9107 Wilshire Blvd., Suite 450 Beverly Hills, CA 90210 ‘20CV1933 BEN AHG Telephone: 310/208-2800 Facsimile: 310/209-2348 II. BASIS OF JURISDICTION (Place an “X” in One Box Only) III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an “X” in One Box for Plaintiff (For Diversity Cases Only) and One Box for Defendant) ’ 1 U.S. Government ’ X 3 Federal Question PTF DEF PTF DEF Plaintiff (U.S. Government Not a Party) Citizen of This State ’ 1 ’ 1 Incorporated or Principal Place ’ 4 ’ 4 of Business In This State ’ 2 U.S. Government ’ 4 Diversity Citizen of Another State ’ 2 ’ 2 Incorporated and Principal Place ’ 5 ’ 5 Defendant (Indicate Citizenship of Parties in Item III) of Business In Another State Citizen or Subject of a ’ 3 ’ 3 Foreign Nation ’ 6 ’ 6 Foreign Country IV. NATURE OF SUIT (Place an “X” in One Box Only) Click here for: Nature of Suit Code Descriptions. I CONTRACT TORTS FORFEITURE/PENALTY BANKRUPTCY OTHER STATUTES I ’ 110 Insurance PERSONAL INJURY PERSONAL INJURY ’ 625 Drug Related Seizure ’ 422 Appeal 28 USC 158 ’ 375 False Claims Act ’ 120 Marine ’ 310 Airplane ’ 365 Personal Injury—of Property 21 USC 881 ’ 423 Withdrawal ’ 376 Qui Tam (31 USC ’ 130 Miller Act ’ 315 Airplane Product Product Liability ’ 690 Other 28 USC 157 3729(a)) ’ 140 Negotiable Instrument Liability ’ 367 Health Care/ ’ 400 State Reapportionment ’ 150 Recovery of Overpayment ’ 320 Assault, Libel & Pharmaceutical PROPERTY RIGHTS ’ 410 Antitrust & Enforcement of Judgment Slander Personal Injury ’ 820 Copyrights ’ 430 Banks and Banking ’ 151 Medicare Act ’ 330 Federal Employers’ Product Liability ’ 830 Patent ’ 450 Commerce ’ 152 Recovery of Defaulted Liability ’ 368 Asbestos Personal ’ 835 Patent—Abbreviated ’ 460 Deportation Student Loans ’ 340 Marine Injury Product New Drug Application ’ 470 Racketeer Influenced and (Excludes Veterans) ’ 345 Marine Product Liability ’ 840 Trademark Corrupt Organizations ’ 153 Recovery of Overpayment Liability PERSONAL PROPERTY LABOR SOCIAL SECURITY ’ 480 Consumer Credit of Veteran’s Benefits ’ 350 Motor Vehicle ’ 370 Other Fraud ’ 710 Fair Labor Standards ’ 861 HIA (1395ff) ’ 490 Cable/Sat TV ’ 160 Stockholders’ Suits ’ 355 Motor Vehicle ’ 371 Truth in Lending Act ’ 862 Black Lung (923) ’ X 850 Securities/Commodities/ ’ 190 Other Contract Product Liability ’ 380 Other Personal ’ 720 Labor/Management ’ 863 DIWC/DIWW (405(g)) Exchange ’ 195 Contract Product Liability ’ 360 Other Personal Property Damage Relations ’ 864 SSID Title XVI ’ 890 Other Statutory Actions ’ 196 Franchise Injury ’ 385 Property Damage ’ 740 Railway Labor Act ’ 865 RSI (405(g)) ’ 891 Agricultural Acts ’ 362 Personal Injury—Product Liability ’ 751 Family and Medical ’ 893 Environmental Matters Medical Malpractice Leave Act ’ 895 Freedom of Information I REAL PROPERTY CIVIL RIGHTS PRISONER PETITIONS ’ 790 Other Labor Litigation FEDERAL TAX SUITS Act ’ 210 Land Condemnation ’ 440 Other Civil Rights Habeas Corpus: ’ 791 Employee Retirement ’ 870 Taxes (U.S. Plaintiff ’ 896 Arbitration ’ 220 Foreclosure ’ 441 Voting ’ 463 Alien Detainee Income Security Act or Defendant) ’ 899 Administrative Procedure ’ 230 Rent Lease & Ejectment ’ 442 Employment ’ 510 Motions to Vacate ’ 871 IRS—Third Party Act/Review or Appeal of ’ 240 Torts to Land ’ 443 Housing/ Sentence 26 USC 7609 Agency Decision ’ 245 Tort Product Liability Accommodations ’ 530 General ’ 950 Constitutionality of ’ 290 All Other Real Property ’ 445 Amer. w/Disabilities—’ 535 Death Penalty IMMIGRATION State Statutes Employment Other: ’ 462 Naturalization Application ’ 446 Amer. w/Disabilities—’ 540 Mandamus & Other ’ 465 Other Immigration Other ’ 550 Civil Rights Actions ’ 448 Education ’ 555 Prison Condition ’ 560 Civil Detainee—Conditions of Confinement V. ORIGIN (Place an “X” in One Box Only) X ’ 1 Original ’ 2 Removed from ’ 3 Remanded from ’ 4 Reinstated or ’ 5 Transferred from ’ 6 Multidistrict ’ 8 Multidistrict Proceeding State Court Appellate Court Reopened Another District Litigation—Litigation—(specify) Transfer Direct File Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): VI. CAUSE OF ACTION 15 U.S.C. §§ 78n(e), 78t(a) Brief description of cause: Violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934 VII. REQUESTED IN ’ CHECK IF THIS IS A CLASS ACTION DEMAND $ CHECK YES only if demanded in complaint: COMPLAINT: UNDER RULE 23, F.R.Cv.P. JURY DEMAND: X ’ Yes ’No VIII. RELATED CASE(S) (See instructions): IF ANY JUDGE DOCKET NUMBER DATE SIGNATURE OF ATTORNEY OF RECORD 09/29/2020 /s/ Joel E. Elkins FOR OFFICE USE ONLY RECEIPT # AMOUNT APPLYING IFP JUDGE MAG. JUDGE Print Save As... Reset

JS 44 Reverse (Rev. 06/17)

INSTRUCTIONS FOR ATTORNEYS COMPLETING CIVIL COVER SHEET FORM JS 44

Authority For Civil Cover Sheet

The JS 44 civil cover sheet and the information contained herein neither replaces nor supplements the filings and service of pleading or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. Consequently, a civil cover sheet is submitted to the Clerk of Court for each civil complaint filed. The attorney filing a case should complete the form as follows:

I.(a)

Plaintiffs-Defendants. Enter names (last, first, middle initial) of plaintiff and defendant. If the plaintiff or defendant is a government agency, use only the full name or standard abbreviations. If the plaintiff or defendant is an official within a government agency, identify first the agency and then the official, giving both name and title.

(b)

County of Residence. For each civil case filed, except U.S. plaintiff cases, enter the name of the county where the first listed plaintiff resides at the time of filing. In U.S. plaintiff cases, enter the name of the county in which the first listed defendant resides at the time of filing. (NOTE: In land condemnation cases, the county of residence of the “defendant” is the location of the tract of land involved.)

(c)	Attorneys. Enter the firm name, address, telephone number, and attorney of record. If there are several attorneys, list them on an attachment, noting in this section “(see attachment)”.

II.

Jurisdiction. The basis of jurisdiction is set forth under Rule 8(a), F.R.Cv.P., which requires that jurisdictions be shown in pleadings. Place an “X” in one of the boxes. If there is more than one basis of jurisdiction, precedence is given in the order shown below.

United States plaintiff. (1) Jurisdiction based on 28 U.S.C. 1345 and 1348. Suits by agencies and officers of the United States are included here. United States defendant. (2) When the plaintiff is suing the United States, its officers or agencies, place an “X” in this box.

Federal question. (3) This refers to suits under 28 U.S.C. 1331, where jurisdiction arises under the Constitution of the United States, an amendment to the Constitution, an act of Congress or a treaty of the United States. In cases where the U.S. is a party, the U.S. plaintiff or defendant code takes precedence, and box 1 or 2 should be marked.

Diversity of citizenship. (4) This refers to suits under 28 U.S.C. 1332, where parties are citizens of different states. When Box 4 is checked, the citizenship of the different parties must be checked. (See Section III below; NOTE: federal question actions take precedence over diversity cases.)

III.	Residence (citizenship) of Principal Parties. This section of the JS 44 is to be completed if diversity of citizenship was indicated above. Mark this section for each principal party.

IV.

Nature of Suit. Place an “X” in the appropriate box. If there are multiple nature of suit codes associated with the case, pick the nature of suit code that is most applicable. Click here for: Nature of Suit Code Descriptions.

V.	Origin. Place an “X” in one of the seven boxes.

Original Proceedings. (1) Cases which originate in the United States district courts.

Removed from State Court. (2) Proceedings initiated in state courts may be removed to the district courts under Title 28 U.S.C., Section 1441. When the petition for removal is granted, check this box.

Remanded from Appellate Court. (3) Check this box for cases remanded to the district court for further action. Use the date of remand as the filing date.

Reinstated or Reopened. (4) Check this box for cases reinstated or reopened in the district court. Use the reopening date as the filing date.

Transferred from Another District. (5) For cases transferred under Title 28 U.S.C. Section 1404(a). Do not use this for within district transfers or multidistrict litigation transfers.

Multidistrict Litigation – Transfer. (6) Check this box when a multidistrict case is transferred into the district under authority of Title 28 U.S.C. Section 1407.

Multidistrict Litigation – Direct File. (8) Check this box when a multidistrict case is filed in the same district as the Master MDL docket.

PLEASE NOTE THAT THERE IS NOT AN ORIGIN CODE 7. Origin Code 7 was used for historical records and is no longer relevant due to changes in statue.

VI.

Cause of Action. Report the civil statute directly related to the cause of action and give a brief description of the cause. Do not cite jurisdictional statutes unless diversity. Example: U.S. Civil Statute: 47 USC 553 Brief Description: Unauthorized reception of cable service

VII.	Requested in Complaint. Class Action. Place an “X” in this box if you are filing a class action under Rule 23, F.R.Cv.P.

Demand. In this space enter the actual dollar amount being demanded or indicate other demand, such as a preliminary injunction.

Jury Demand. Check the appropriate box to indicate whether or not a jury is being demanded.

VIII.

Related Cases. This section of the JS 44 is used to reference related pending cases, if any. If there are related pending cases, insert the docket numbers and the corresponding judge names for such cases.

Date and Attorney Signature. Date and sign the civil cover sheet.